Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in thousands)

	2008		2007		2006		2005		2004
Fixed Charges Computation:
Preferred stock dividend	$—		$1,555		$1,927		$1,854		$1,512
Interest expense	9,375		10,412		7,060		5,075		3,722
Assumed interest element included in rent expense	2,313		1,446		1,278		935		778

Total fixed charges and preferred stock dividend	$11,688		$13,413		$10,265		$7,864		$6,012

Earnings Computation:
Earnings before income taxes and equity in loss of investees and minority interests	$295,569		$150,023		$65,632		$35,703		$31,827

Less:
Preferred stock dividend	—		(1,555)		(1,927)		(1,854)		(1,512)
Minority interests	(4,386)		(6,083)		(2,824)		(816)		(114)

Add:
Fixed charges	11,688		13,413		10,265		7,864		6,012

Earnings as adjusted	$302,871		$155,798		$71,146		$40,897		$36,213

Ratio of earning to fixed charges	25.9	x	13.1	x	8.5	x	6.8	x	8.0	x

Ratio of earnings to fixed charges and preferred stock dividend	25.9	x	11.6	x	6.9	x	5.2	x	6.0	x